82-4154

Registration No. 4154

05010372

Komu *Attention*	***Securities and Exchange Commission Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

RECEIVED AUG 09 2005 SEC MAIL PROCESSING SECTION WASH., D.C. 190

SUPPL

Datum *Date*	29. 7. 2005		
Stran *Pages*	**12 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – Semiannual Report

Dear Sirs,

Pursuant to Act No 256/2004 Coll., subsection 120(1)(e), Rules of Prague Stock Exchange part III subsection 8(8)(g) and Act no 256/2004 Coll. section 119 find attached Semiannual Report.

Yours Sincerely,

p.p. M. Frait

Sylva Floríková
Head of Compliance

PROCESSED AUG 18 2005 THOMSON FINANCIAL

dw 8/12

Major Events

Annual General Meeting of Shareholders

On 28 April 2005 Komerční banka held its regular Annual General Meeting. Shareholders approved the report of the Board of Directors regarding the Bank's business activities and the state of its assets for the year 2004. The general meeting also approved Komerční banka's annual financial statements of for 2004 and voted on profit distribution. Shareholders decided to pay out CZK 3.8 billion in dividends or CZK 100 per share (before tax) for 2004. The general meeting approved again the acquisition of the KB's own shares in the maximum number of 3,800,985 pieces, i.e. 10% of its share capital. New Supervisory Board members were also elected.

New approach to clients

In January 2005, KB as the first Czech bank introduced a guaranteed level of services to clients. The Bank commits itself to observe clearly defined principles concerning its products, services and approach to clients such as trustworthiness, speed, security and confidentiality, accuracy and reliability, professional behaviour and competences of the staff.

New products

Since April Komerční banka has been offering the first credit card intended exclusively for firms and businesspeople. In May the Bank introduced a new mobile banking service *Mobilní banka KB*, which, through the use of Java technology enables clients to control their bank accounts on-line using the keyboards and displays of their mobile phone handsets. In June, KB launched a new series of the *Fénix* open-ended mutual funds. The portfolio of *Fénix* mutual funds is composed of the IKS mutual funds and Société Générale Asset Management's foreign funds. For the self-employed as well as small & medium-sized enterprises the Bank introduced a new simplified business loan, called the *EU Profi* Loan, based on the EBRD's credit line. Also in June Komerční banka launched a new life insurance policy covering the risk of not being able to repay a mortgage loan should the insured individual die or become completely and permanently disabled.

Komerční banka - a leader in credit cards innovation

Komerční banka was the first bank in the Czech Republic to operate an ATM machine which accepts chip cards. The process of migrating KB's entire network of ATMs is to be completed by October this year. This move will help to further enhance the security of using payment cards.

Sale of Investiční kapitálová společnost KB, a.s.

On 11 May 2005, Komerční banka reached an agreement on the sale of Investiční kapitálová společnost KB (IKS), the Bank's fully owned asset management subsidiary, to Société Générale Asset Management SA (SGAM). The aim of the transaction was to facilitate transfer of SGAM's proven global asset management expertise to IKS. This will, on top of the existing offer of IKS asset management products, open a possibility for the customers of KB to have access to the range of SGAM asset management products and services. As a result, the transaction will positively influence KB's business and financial performance.

Komerční banka – main partner of Narodni Divadlo

In May 2005 KB signed a new co-operation agreement with Narodni Divadlo, the Czech Republic's national theatre. Under the agreement, the Bank will sponsor the theatre activities for the next three years.

Rating

Rating agency Fitch Ratings increased its individual rating for KB to C from C/D in March 2005. In June 2005, Standard & Poor's Ratings Services put KB on CreditWatch for long-term counterparty credit rating for a possible upgrade from the current BBB+.

Antimonopoly investigation

As of May 12, the Czech Antimonopoly Office began investigating the three largest Czech banks - Komerční banka, ČSOB and Česká spořitelna - for possible collusive behaviour and abuse of dominant position when setting fees. KB firmly denied any such behaviour and considers that this accusation is entirely unfounded. The Bank committed itself to provide full information and co-operation in accordance with the law during the investigation. At the same time the Ministry of Finance initiated a public discussion on a proposal to regulate a part of the banks' fees. KB already practices some of the proposed solutions and is willing to participate in a public discussion. At the same time, the Bank does not regard law changes as a good solution.

Macroeconomic Trends in the First Half of 2005

Czech GDP grew by 4.4% in the first quarter of 2005, that is by the same pace as was the full-year 2004 revised growth. Exports of goods rose by 19.5% and represented the most important factor in GDP growth. The net exports of goods amounted to CZK 27.3 billion, which was the record high level since 1993. Investment demand continued in solid growth of 5.5%. On the other hand, consumption by households rose by a mere 1.3%, which was the weakest result since the last quarter of 1998. Government consumption fell by 3.8%. Industrial output registered a slowdown, increasing by just 4.5% during January to May 2005. The deceleration in industry has been caused by weak economic activity in the euro zone, particularly in Germany. Another reason has been a significant weakening in overall demand for metal production – which had been one of the leading industrial sectors in 2004. The automotive industry (with growth of 12% in the first five months of 2005) remains the most rapidly expanding sector, as the impact of new capacities is most probably already becoming evident. The construction figure for 2005's first half was greatly affected by the statistical effect of extremely strong growth in the first four months of 2004 (because of the May 2004 change in VAT). Although new infrastructure projects have been carried out, as have been projects for foreign investors, construction output dropped by 5.9% for the January – May period. Retail trade recovered during the first part of 2005 due to demand for automobiles. Retail sales rose by 4.5% through the first five months.

The unemployment rate stood at 8.6% at the end of June 2005, which represented a slight decline from a year earlier. As the major part of restructuring in industry is now over, layoffs in industry have been slowing in comparison to previous years. Employment in industry has recovered somewhat. In particular, well performing manufacturing industries are hiring new workers. Unemployment nevertheless remains one of the Czech Republic's major macroeconomic problems, and long-term unemployment is particularly troublesome. With more than 50% of its unemployment long-term in nature, the Czech Republic ranks near the bottom among European countries in this respect.

Inflation was declining in the first half of 2005. A strong CZK and intense competition both between producers and traders offset the impact of high oil prices on the domestic price level. In June 2005, the year-on-year growth in the consumer price index was 1.8%, and that was slightly below the euro zone level. Producer prices registered a significant slowdown, in particular due to decreasing world metal prices. This decline helped to compensate for high world oil prices, which are hovering above 55 USD per barrel. As seen in regard to consumer prices, strong competition among producers has been an important factor preventing the spillover of high input prices to the prices of final production. Year-on-year PPI stood at 2.7% in June 2005.

During January to June 2005, the exchange rate oscillated in a very narrow range of 29.8 – 30.3 CZK/EUR (23.0 – 23.8 CZK/USD). Three rate cuts carried out by the CNB had almost no effect on the currency. The exchange rate thus continues to be affected rather more by favourable economic fundamentals than by monetary policy. A reversal from the long-term foreign trade deficits to a situation of surpluses has been important for 2005. In spite of the strong currency and a significant slowdown of both exports and imports, the trade balance registered a surplus in each of 2005's first five months. The trade surplus for January – May amounted to CZK 30.5 billion, which was the best result in the history of the Czech Republic. Along with the trade balance's improvement, the current account also ended in surplus for the first quarter of 2005. This was the first surplus after 43 consecutive quarters of deficits. The main negative item in the current account continues to be the balance of incomes, with a deficit of CZK 18.1 billion. Reinvestments and repatriations of profits have been the major reasons behind high deficits on the incomes balance. Because reinvestments of profit do not represent real financial flows, however, these do not threaten the country's financial stability. The financial account registered a deficit for the first time since the end of 1997. The net inflow of FDI was the same as in the year earlier (CZK 28.6 billion). Portfolio and other investments, however, registered high net outflows (CZK 42.9 billion), particularly as a consequence of historically low interest rates.

Business activities

The business performance in the first half of 2005 was the most successful in Komerční banka's history and confirmed the success of KB's business strategy. During this period, the Bank recorded its highest ever sales of new mortgages to individuals, which rose by 49% in terms of volume and by 54% as measured by number of new sales. The growth rate accelerated in the second quarter, with mortgages up 60% year on year. The growth in consumer loans also picked up, showing a growth rate of 21% year on year. The number of active credit cards increased by 90%. A very encouraging development is also the 14% rise in corporate loans, recovering from a lower balance in June 2004. The Bank gained 82,000 new clients compared to the first six months of last year, which is almost 10% more than in the same period of 2004. The total number of KB clients thus rose 6% year on year and reached 1,435,700 clients at the end of June 2005, of which 1,154,300 were individuals and 281,400 companies and entrepreneurs.

The penetration of KB products among individual clients is significantly improving. The cross-selling ratio, which indicates the number of products sold per number of current accounts, reached 4.8 at the end of June 2005 and compares to 4.3 in the same period of last year.

Distribution network

The Bank offers its services through an extensive sales network consisting of 338 points of sale for the retail clients, 37 business centres for the medium-enterprises and municipalities segment and 8 centres for large corporations. Komerční banka continued in the process of re-engineering its branch network. During 2005, KB plans to open more than 20 new points of sale, especially in large cities, at most in the Prague area. In line with its retail strategy, the Bank has been installing new ATMs. As of the end of June, a total of 573 ATMs were in operation.

Direct banking

Direct banking channels are gaining key importance in the communication between the clients and the Bank, due to the easiness and convenience for accessing the Bank and its services. More than 753,000 clients - representing more than 52% of the total client base and an increase of 20% compared to the end of June 2004 - were using the services of Telephone, Internet or PC banking. More than 639,200 clients had set up *Expresní linka* phone banking, i.e. 19% more than in the same period of 2004. The number of *Moje*banka internet banking users grew 38% year on year, to 259,000 clients, while *Profi*banka PC banking was used by 22,469 clients, up more than 4%. As of June 2005, 73% of payment instructions were given via direct banking, up from 66% in the same period of last year.

With *Mobilní banka* KB, a new mobile banking service that is based on Java technology clients can control their bank accounts on-line using the keyboards and displays of their mobile phone handsets. Mobile banking offers easy and convenient operation along with clear graphic representation identical with that of Internet banking. All communication between the client and the Bank takes place in the form of data transmission, which ensures a fast response and accuracy of the information displayed. Using *Mobilní banka*, clients can send payment orders, check the balances in their accounts, follow the transaction history and payment card transactions, use templates for repetitive payments and send notifications of payments made. Mobile banking is accessible 24 hours a day and 365 days a year in both Czech and English versions. The security solution for *Mobilní banka* has been designed in line with the latest trends.

Retail and corporate banking activities

In 2005, Komerčni banka continued in its strategy to innovate and enhance its services and product offer for its clientele.

In the first half of 2005, the volume of mortgages sold to individuals increased by a solid 49% year on year. Total mortgages outstanding to individuals rose to CZK 36.5 billion up 40% year on year. The second quarter was particularly successful as mortgage sales totalled almost CZK 5 billion, for an increase of 60% year on year. Consumer loans granted grew by 13% compared to the same period in 2004. The outstanding volume of consumer loans climbed 21% year on year to CZK 11.6 billion, of which CZK 1.27 billion (+90%) comprise loans on credit cards. In May, all of KB's points of sale started offering loans from Modrá pyramida construction savings. With this step, the Bank further expanded its range of products and services by adding regular and bridging loans from construction savings.

In the first half of 2005, the number of active cards increased by 14% to 1,300,000. The number of credit cards sold has shown strong dynamics. The total outstanding reached 93,000, i.e. a 90% increase year on year. KB was the first bank in the Czech Republic to put into operation an ATM machine accepting chip cards and to start the migration of its ATMs to EMV chip cards. The process of migrating KB's entire network of ATMs started in March 2005 and is to be completed in October of this year. The move aims to further enhance clients' security in making non-cash payments.

In June, Komerční banka launched a new life insurance policy covering the risk of not being able to repay a mortgage loan should the insured individual die or become completely and permanently disabled. For the client and his family, this constitutes an important option of protecting against financial problems, which can arise from difficult situations in life and may impede the client from repaying the mortgage loan.

The sale of financial packages to individuals and small businesses continues to be particularly successful. The total amount of packages sold to individuals reached 666 thousand through the first half of the year, up 22% year on year. The number of packages sold to small businesses is growing even faster, at 54%.

KB puts a great emphasis on the offer to its foreign clients. Since March, the Bank's foreign clients have been able to use 19 specialised Foreign Customer Desks located in Prague and in every regional capital. KB also offers English communication in Telephone and Internet banking and a brochure on the KB offer is available in English, French and German. All of KB's contract documentation has been translated into English, and the Bank is currently preparing the French and German versions of these documents. KB has also created a specialised section at its website for its foreign clients.

In June, KB started to offer the fourth in the *MAX* global guaranteed fund series, following on to the great success of *MAX* 1-3. This product provides clients an opportunity to benefit from the developments on the world's capital market at minimum risk, as the fund provides a guarantee of return on investment. The total volume of investment in the *MAX* 1-3 funds has exceeded two billion crowns. So far, *MAX* IV has also generated large interest among the clients. In June, KB also launched a new series of the *Fénix* open-ended mutual funds. The *Fénix* portfolio is a mixture of IKS funds and Société Générale Asset Management's foreign funds. *Fénix* is an easy and convenient way of investing, as it allows the clients to spread their investments over multiple IKS funds. Within less then one month the Bank sold more than CZK 150 million of *MAX* IV and *Fénix.*

The Bank was very successful also in the small business segment, being the leader in the market. During the first half of the year, KB granted 6.2 thousand business loans to small businesses and entrepreneurs in the amount of CZK 3.7 billion. The total volume of loans outstanding to small businesses reached CZK 8.7 billion, up 39% year on year. This points to the success of KB loan products, which make credits more accessible even to the small business segment. In February, KB introduced a new type of simplified loan for small businesses and self-employed persons. Known as the *EU Profi* Loan this product is based on the EBRD's credit line. *EU Profi* Loans may be granted up to CZK 4 million. The approval process takes from 3 to 5 business days and the extent of the required documentation has been markedly reduced. The *EU Profi* Loan is intended mainly for financing investment activities.

The Medium Enterprises and Municipalities (MEM) segment is also showing strong loan dynamics. The total loans outstanding to MEM increased by 19% to CZK 43 billion.

As of April, KB started to offer the first credit card intended exclusively for businesspeople and firms on the Czech market. The business credit card is an embossed international chip card. Using this card self-employed persons and companies will obtain fast loans of up to CZK 200,000 for their business needs, and do so without putting up any security. As of June, the Bank had sold more than 10 thousands of these cards.

Komerční banka is the leading bank in the Czech market servicing corporate clients. Being a part of the Société Générale Group enables KB to provide a complex and comprehensive range of services for the large corporate clients. In co-operation with Société Générale, the Bank is also able to offer special business solutions tailored to the needs of the client. As of June 2005, the amount of loans outstanding to large corporates had increased 14% year on year to CZK 71 billion.

KB investment banking focuses on serving the Bank's corporate clients and it fully utilises the global expertise of Société Générale investment banking. In 2005, KB has managed to grow with regard to most of the operations that it offers to customers in this area, such as derivatives transactions and FX operations.. KB was also successful in securing a mandate to arrange together with other five partners a new jumbo syndicated loan transaction for Veolia Environment in the total amount of CZK 12 billion.

Unconsolidated financial results (IFRS)

Profit and Loss Account

In the first half of 2005, Komerční banka posted a net profit of CZK 4,184 million, representing a year-on-year increase of 10%. The rise at the operating level was driven by higher revenues and lower costs along with a year-on-year decline in the cost of risk. The pre-tax profit showed a 2.4% growth in spite of significantly higher non-recurring events that had positively influenced the result for 2004's first half. In 2005, the Bank managed to more than offset one-off gains from 2004 by its recurring activities.

NET BANKING INCOME

Net banking income reached CZK 11,511 million, up 2.9% year on year and was driven by net interest income growing by 14% year on year. Total fees and commissions grew slightly by 1%. The share of the net interest income and of the fees and commissions in the Bank's total revenues remained basically stable, at 58% and 37%, respectively.

Net interest income

Net interest income rose to CZK 6,671 million, representing a year-on-year increase of almost 14% from CZK 5,864. The 2004 figure was restated for the transfer of net interest income from trading securities to financial operations in line with 2005 methodology. Despite lower market interest rates, as the Czech National Bank cut the 2-week repo rate three times from 2.50% to 1.75% in the first six months of this year, the net interest income benefited from the increasing lending volumes (gross loans rose 21% year on year) and from efficient interest rate hedging policy. The total net interest income from loans grew year on year by 12% to CZK 2,002 million. The 10.5% increase in net interest income from deposits was mainly impacted by growth in volumes on current accounts. The other net interest income increased 47% to CZK 664 millions and this comes mainly from money market operations and reinvestments of the Bank's equity and is partially offset by losses on interest rates derivatives reported in net profit from financial operations. The net interest margin improved to 3.2% from 3.0% thanks to an improving asset mix and growing volumes.

Net fees and commissions

Net fees and commissions increased 1% year on year to CZK 4,286 million. Non-foreign exchange fees and commissions grew year on year by 3.7% to CZK 3,519 million. The main components of the non-FX fees and commissions are those for transactions, account maintenance and services for loans. Among these, growth in fees from loan services was significantly higher year on year and was driven by the pickup in the lending business. Fees from transactions slightly increased also, mainly due to the growing number of card and payment transactions. Fees from subsidiaries also registered a significant rise, driven by IKS and Penzijní fond KB. Maintenance fees decreased slightly, as clients are substituting standard products with packages, which are more favourablz priced.

Total fees and commissions from FX transactions showed a year-on-year decline of 10% to CZK 767 million, reflecting the ongoing downtrend in volumes of FX payments.

Net profit from financial operations

Net profit from financial operations declined to CZK 394 million from CZK 692 million in the same period of last year. In connection with the change in accounting methodology in 2005, the 2004 trading profit was restated in order to obtain comparable year-on-year results. The net interest income from trading securities was thus transferred to financial operations.

Net profit from foreign exchange operations increased by 18% to CZK 351 million and was generated mainly by client spot operations and FX options. Profit from securities and securities derivatives increased 8.3% to CZK 314 million. The profit from interest-rate and commodity derivatives turned to a negative CZK 276 million due to the decrease in market interest rates that was larger than expected. This was partially compensated, however, by growth in net interest income from investment banking activities.

Other income

Other income amounted to CZK 160 million compared to CZK 383 million from June 2004. Other income consists mainly of dividends, which declined year on year by 62.4% to CZK 121 million and comprise dividends from IKS KB (CZK 96 million) and Penzijní fond KB (CZK 25 million). The 2004 result was influenced by extraordinary dividend payments from IKS KB, Modrá pyramida and Penzijní fond KB.

Total operating costs

KB has been able to maintain a high degree of cost control. Total operating costs declined by 1.7% to CZK 5,704 million. The cost income ratio thus declined slightly to 49.6%.

Personnel expenses decreased by 4% to CZK 2,307 million. The release of over accruals of bonuses had been significantly higher in 2004, and without this effect the decline in personnel expenses would have reached 7.6%. The positive development in costs was also affected by the year-on-year decline in the headcount and from outsourcing some of KB's support activities. The number of employees has now stabilized (totalling 7,384 at the end of June), and the Bank has no plans for further decrease in the headcount. The personnel expenses also positively benefited from the capitalisation of internal costs, which began in January 2005 and brought savings of CZK 47 million.

General administrative expenses totalled to CZK 2,557 million, which was a year-on-year decrease of 1.3%. Compared to 2004, the Deposit Insurance contribution decreased again to 0.1% of the deposit base, thus

saving CZK 142 million. Some of the business-driven costs such as issuance of payment cards or costs related to opening new branches have increased slightly. The general administrative expenses also reflect the purchase of outsourced services.

Depreciation, impairment and disposal of fixed assets increased by 3.8% to CZK 840 million.

Cost of risk

Cost of risk includes provisions for loans losses, provisions for impairment of securities and provisions for other risks. In the first half of 2005 the charge amounted to CZK 499 million, which compares to CZK 702 million for the period in 2004.

Net creation of provisions for loan losses amounted to CZK 288 million, compared to CZK 413 million as of the end of June 2004. The cost of risk on the credit portfolio fell to 24 bp, mainly due to improving quality in the large corporate clients segment. Excluding the effect of this positive evolution, the cost of risk would have been around 42 bp in line with current context of the rapidly growing retail portfolio.

Net creation of provisions for impairment of securities amounted to CZK 151 million, compared to CZK 202 million in 2004. The impairment charge for securities was impacted by a significant divestment from CDO portfolio in the first half of this year (USD 123 million in nominal value).

Provisions for other risks (such as litigation) decreased to CZK 60 million, compared to CZK 87 in the same period of last year.

Net profit on subsidiaries and associates

Net profit on subsidiaries and associates totalled CZK 262 million, representing a decrease of 66% compared to the same period of 2004. The 2004 result was affected by the sale of the stake in the company MUZO for USD 34.7 million, which had brought an overall pre-tax gain of CZK 804 million. In the second quarter the Bank sold its 100% stake in IKS KB to Société Générale Asset Management for CZK 265 million. The positive contribution from the first instalment payment was CZK 56 million. The second instalment will be payable within four years and will be based on KB's performance in selling IKS products. In the second quarter, KB released provisions of CZK 185 million created for Komerční pojišťovna. The release anticipates the disposal of a 51% stake in KP that is to be completed in 2005's third quarter and with a pre-tax capital gain of CZK 77 million. The overall pre-tax impact of Komerční pojišťovna in KB's unconsolidated accounts will be CZK 262 million.

Income tax

Income tax totalled CZK 1,386 million, down 15.3% compared to the fist half of 2004. The effective tax rate was 26%. As of January 2005, the statutory income tax rate in the Czech Republic was lowered from 28% to 26%.

Net profit after tax

Net profit after tax reached CZK 4,184 million for the first half of 2005, representing an improvement of 10% year on year. Lower one-off gains in 2005 compared to 2004 were more than offset by successful business performance and further improvements in the cost management.

Key financial ratios

	as at 30 June 2005	as at 30 June 2004
Capital adequacy – CNB (%)	14.4	14.8
Risk weighted assets (CZK billion)	223.1	194.4
Cost / Income Ratio (%)	49.6	51.9
Return on Average Equity – ROAE (%)	18.3	20.5
Return on Average Assets – ROAA (%)	1.8	1.7
Net Interest Margin (%)	3.2	3.0
Earnings per Share – annualised (CZK)	220	200

Balance Sheet

As of June 2005, total assets showed a solid growth of 5.5% to CZK 473.0 billion compared to the year-end of 2004.

ASSETS

Cash and balances with the central bank

Cash and balances with the central bank increased 17.5% year to date to CZK 11.8 billion. The balance of obligatory minimal reserves with the central bank reached CZK 5.6 billion and these bear interest at the CNB's two-week repurchase rate, which was decreased three times in the period by 25 bps from 2.50% to 1.75%.

Amounts due from banks

Amounts due from banks slightly increased to CZK 235.3 billion, i.e. by 1.7% from the end of 2004. Loans to the Czech National Bank as a part of repo operations grew from CZK 173.1 billion to CZK 178.4 billion. Term deposits with banks slightly declined by 3% to CZK 36.0 billion. Amounts due from banks continue to include bonds issued by Société Générale SA, the parent bank, in the total value of CZK 15.1 billion and which the Bank purchased under market conditions in 2002 and 2003.

Amounts due from Česká konsolidační agentura

Amounts due from Česká konsolidační agentura declined by CZK 2.8 billion to CZK 185 million since the end of 2004. Most of these loans related to the refinancing of transfers of classified assets to Česká konsolidační agentura in 1999 and 2000 and which matured in August 2004 and March 2005, respectively.

Net loans and advances to clients

The pace of growth in net loans and advances to clients (net of provisions) has picked up significantly. Since the end of 2004, net loans increased by more than 10% to CZK 167.9 billion.

Gross mortgage loans to individuals grew year to date by 18% to CZK 36.5 billion, while consumer loans grew in the same period by 10% to CZK 11.6 billion. The first half of the year was very successful in terms of new mortgages granted as these rose 49% year on year, compared to 19% in the same period of last year. The share of loans to individuals in the total gross loan book is constantly rising and has now reached 28%, up from 26% at the end of 2004.

The quality of the loan book remains very good. Standard loans increased 11% to CZK 146.8 billion and the share in the total loan portfolio reached 85% (84% in 2004). Meanwhile, the share of loans volume under special review (sub-standard, doubtful, loss) declined to 5%, i.e. by 1 percentage point. At the end of June 2005, 57% of the loans under special review were covered by specific provisions, up from 54% at the end of 2004. The balance of specific provisions for loan losses reached CZK 5.9 billion as at the end of June.

The used value of collateral to client loans grew slightly to CZK 74.3 billion, of which CZK 43.5 billion, or 58.5%, was in the form of real estate.

Securities

The portfolio of total securities increased by 3.5% to CZK 25.2 billion. Securities held for trading increased by 6.4% year to date to CZK 10.2 billion. The rise was caused by a 32% increase in treasury bills held by the Bank. On the other hand debt securities, which make up the major part of the portfolio, declined by 4.4% to CZK 6.4 billion. The total volume of securities available for sale decreased by 7.4% to CZK 11.5 billion. The decline came mostly from sales of Collateralized Debt Obligations in the nominal volume of USD 123 million. The securities held to maturity increased by 50% to CZK 3.5 billion, mainly due acquiring EU governmental bonds.

Investments in subsidiaries and associates

The value of investments in subsidiaries and associates increased since the end of 2004 by 3.5% to CZK 1.9 billion. In the second quarter, the Bank sold its 100% share in its asset management subsidiary Investiční kapitálová společnost KB to Société Générale Asset Management. The subsidiary's net book value had been CZK 75 million at the end of 2004. The transaction was settled at an agreed price of CZK 265 million, following two significant distributions of retained profits to KB of CZK 187 million in 2004 and CZK 96 million in April 2005. SGAM ranks among the world leaders in third-party asset management. As a condition of the transaction, SGAM and KB agreed that KB shall continue to be the distributor of SGAM products on the Czech market and that IKS shall continue to act as the provider of asset management products for KB customers. A wide range of SGAM asset management products offered through IKS are now

available to customers in the Czech Republic at all KB branches throughout the country. SGAM and IKS had been already co-operating prior to the transaction, and especially in producing such structured products as the MAX guaranteed funds, which have proven to be extremely attractive for KB customers.

KB also agreed on the sale of a 51% stake in its subsidiary Komerční pojišťovna to Sogécap, the life insurance business line of Société Générale. The transaction should be completed within the third quarter of 2005.

In the first half of 2005, KB finalized the liquidation process of the companies ALL IN and ASIS with no material impact on the Bank's accounts.

LIABILITIES AND SHAREHOLDERS' EQUITY

Amounts due to banks

Amounts due to banks increased 13% year to date to CZK 20.9 billion.

Amounts due to clients

Amounts due to clients totalled CZK 363.7 billion, which represents a slight increase of 1.3% compared to the end of 2004. The Bank's deposit base remained solid and stable. The volume of deposits on current accounts represents 60% of total primary deposits and reached CZK 213.3 billion, compared to CZK 212.2 billion at the end of 2004. The declining trend in term and saving deposits reversed itself. Total term deposits increased by almost 1% year to date to CZK 101.9 billion. Loans from customers and other payables to customers increased during the first half of 2005 by 6.7% to CZK 48.4 billion.

Certificated debt

The volume of mortgage bonds increased by 28% to CZK 11.9 billion, compared to CZK 9.3 billion at the end of 2004. The Bank repaid all other issued bonds in 2004. During 2005, the Bank continued issuing new mortgage bonds in the amount of CZK 2.4 billion.

Shareholders' equity

In the first half of 2005, Komerční banka's shareholders' equity increased by 9% to the total of CZK 47.6 billion. The increase was mostly due to a rise in the retained profit (46%) and to a more than doubling in the hedging reserves. The Annual General Meeting of the Bank decided on the dividend payment (see Major Events) in the total amount of CZK 3.8 billion. The hedging revaluation reserve is a part of the shareholders' equity, and that increased significantly from CZK 2.8 billion to CZK 6.3 billion as a result of the downturn in interest rates. Also part of equity is the revaluation reserve for the available-for-sale portfolio. This account was first created in January 2004. At the end of June, the account amounted to CZK 372 million, up 58% compared to the end of 2004. Shareholders' equity also includes the net profit of the current period in the amount of CZK 4.2 billion.

The Bank's share capital remained stable at CZK 19.0 billion. Total shareholders' equity represents 10% of Komerční banka's total assets.

Expected developments in the financial situation

Management's business strategy is to focus on revenue generation, client service quality and strict cost management. These policies are expected to:

– have a positive impact on the Bank's level of recurring profitability,

– keep the cost/income ratio in the low fifties, and

– keep the cost of risk at a level adequate to the risk profile of the Bank.

Although the Management expects rapid growth in the loan book, the liquidity of the Bank will continue to be at a very high level. KB will keep a strong capital base, with a dividend policy comparable to its peer group in the EU.

Komerční banka's Profit and Loss Account according to IFRS

(in CZK mil.)	30 June 2005 (Unaudited)	30 June 2004 (Unaudited)
Profit and Loss Account		
Interest income	9,845	9,371
Interest expense	(3,174)	(3,507)
Net interest income	**6,671**	**5,864**
Net fees and commissions	4,287	4,244
Net profit / (loss) on financial operations	394	692
Dividends and other income	160	383
Net banking income	**11,512**	**11,183**
Personnel expenses	(2,308)	(2,403)
General administrative expenses	(2,557)	(2,591)
Depreciation, impairment and disposal of fixed assets	(840)	(809)
Total operating expenses	**(5,705)**	**(5,803)**
Profit before provisions for loan and investment losses and income taxes	**5,807**	**5,380**
Provision for loan losses	(288)	(412)
Provision for impairment of securities	(151)	(202)
Provision for other risk expenses	(60)	(87)
Cost of risk	**(499)**	**(701)**
Profit or (loss) on subsidiaries and associates	263	761
Profit / (loss) before income taxes	**5,571**	**5,440**
Income taxes	(1,387)	(1,636)
Net profit / (loss)	**4,184**	**3,804**

Komerční banka's Balance sheet according to IFRS

(in CZK mil.)	30 June 2005 (Unaudited)	31 December 2004 (Audited, restated)	30 June 2004 (Unaudited)
Assets			
Cash and current balances with banks	11,777	10,025	12,503
Amounts due from banks	235,295	231,361	233,123
Trading securities	10,256	9,642	22,242
Positive fair value of financial derivative transactions	15,066	11,333	6,160
Due from Česká konsolidační agentura	185	2,945	13,178
Loans and advances to customers, net	167,919	152,434	134,826
Securities available for sale	11,492	12,411	18,725
Investments held to maturity	3,474	2,319	2,274
Prepayments, accrued income and other assets	4,156	2,071	2,677
Deferred tax asset	474	437	563
Investments in subsidiaries and associates	1,911	1,846	1,651
Assets held for sale	35	0	0
Tangible and intangible fixed assets, net	10,942	11,470	11,552
Total assets	**472,982**	**448,294**	**459,474**
Liabilities			
Amounts owed to banks	20,925	18,548	14,730
Amounts owed to customers	363,652	358,825	354,687
Negative fair value of financial derivative transactions	6,296	4,699	4,236
Certificated debt	11,859	9,256	19,979
Accruals, provisions and other liabilities	20,484	11,994	30,927
Income taxes payable	0	366	0
Deferred tax liability	2,130	1,028	49
Total liabilities	**425,346**	**404,716**	**424,608**
Shareholders' equity			
Share capital	19,005	19,005	19,005
Share premium and reserves	28,631	24,573	15,861
Total shareholders' equity	**47,636**	**43,578**	**34,866**
Total liabilities and shareholders' equity	**472,982**	**448,294**	**459,474**

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	29. 7. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – Changes in Group

Dear Sirs,

Pursuant to Act No 256/2004 Coll., subsection 120(1)(e), Rules of Prague Stock Exchange part III Annex Harmonogram E(c) attached announcement:

Yours Sincerely,

p.p. M.Fract

Sylva Floríková
Head of Compliance

KB sells stake in KP to SOGECAP

Komerční banka, a.s. ("KB") announced today that they have reached an agreement on the sale of 51% of the share capital in Komerční pojišťovna, a.s. ("KP"), currently 100% subsidiary of KB, to SOGECAP S.A. ("SOGECAP"). The purpose of the transaction is to replicate the established business model of Societe Generale, separating production and distribution lines. Furthermore, KP shall benefit from the transfer of SOGECAP's proven technical expertise in the area of insurance business. This shall bring further increase of quality of products and services provided to KB customers.

As a condition of the transaction, SOGECAP and KB agreed that KB shall continue to be the principal distributor of KP products on the Czech market. KP shall continue to act as the principal provider of insurance products for KB customers. KB and KP will agree to enter into a distribution agreement with a standard remuneration scheme for KB's role as the principal distributor.

The 100% equity of KP was valued at CZK 928 million. The book value of the equity is CZK 774 million and the valuation represents a price to book ratio of 1.2. The transaction price for 51% stake is CZK 473 million. The consideration is payable in cash due on completion. The completion is subject to securing relevant regulatory approvals.

KB

KB is the third largest bank in the Czech Republic by the size of assets, providing comprehensive financial services to clients in retail, corporate and investment banking. Today 7,400 KB employees serve more than 1,400,000 customers, who can use an extensive network of 338 branches all over the country. KB operates 556 ATMs and more than 700,000 of its customers use one of direct banking channels.

In 2004 KB was awarded the "Bank of the Year" title. KB is part of the Société Générale Group, the fifth largest banking group in the euro zone. Around 90,000 of the Group's employees serve 16.4 million customers worldwide.

SOGECAP

SOGECAP is the life insurance subsidiary of Société Générale Group, currently ranked 5th among French Life Insurance Companies and being the leader on the market of the Unit linked products. SOGECAP is among the most dynamic bankinsurance companies in the fields of savings, retirement and contingency. At present, the company manages more than Euro 41 billion of assets.

KP

KP, insurance company with registered capital of CZK 603 million, was established in 1995 as 100% subsidiary of KB. At the moment KP offers wide range of life and non life insurance products. As of 30 June 2005 KP managed more than CZK 8.7 billion of assets, premium written reached CZK 1.2 billion and number of active contracts exceeded 700 thousand. KP products are available at all KB branches.